SEC FILE NUMBER
001-41443

CUSIP NUMBER 64113L202

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission file number

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: January 31, 2026

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: ________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Netcapital Inc.

Full Name of Registrant

N/A

Former Name if Applicable

1 Lincoln Street

Address of Principal Executive Office (Street and Number)

Boston, Massachusetts 02111

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Netcapital Inc. (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the quarter ended January 31, 2026 (the “2026 Form 10-Q”) within the prescribed time period because the Company required additional time to prepare and complete the review of its quarterly financial statements for the quarter ended January 31, 2026 to be filed with the 2026 Form 10-Q. The Company expects to file the 2026 Form 10-Q within the 5-day extension period (the “Extension Period”) afforded by Rule 12b-25 under the Securities Exchange Act of 1934, as amended.

Forward-Looking Statement

This Form 12b-25 contains forward-looking statements within the meaning of applicable United States securities laws. These forward looking statements include: (i) statements regarding the Company’s expectation to not file the 2026 Form 10-Q within the Extension Period, and (ii) statements regarding the Company’s financial results for the quarter ended January 31, 2026. Forward-looking statements are based on management’s current expectations or beliefs about the Company’s future plans, expectations and objectives. These forward-looking statements are not historical facts and are subject to risks and uncertainties that could cause the actual results to differ materially from those projected in these forward-looking statements. These risks include, but are not limited to, adjustments resulting from the completion by the Company’s auditor of their review of the 2026 Form 10-Q. Readers of this Form 12b-25 are cautioned not to place undue reliance on forward-looking statements contained herein, which speak only as of the date of this Form 12b-25.

(Attach extra Sheets if Needed)

SEC 1344 (05-06)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Rich Wheeless	781	925-1700
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Exhibit A attached to this Form 12b-25.

Netcapital Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 17, 2026	By	/s/ Richard Wheeless
Richard Wheeless
Chief Executive Officer

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Exhibit A

To

Form 12b-25

Part IV, Item (3)

Based on information that is available at this time, the Company’s total revenues for the three months ended January 31, 2026, are expected to decrease by $58,335, or approximately 38%, to $94,347, as compared to $152,682 during the three months ended January 31, 2025. The decrease in revenue was attributed to the lack of new issuers signing up for funding portal services. Only eight new issuers launched a crowdfunding campaign in the three months ended January 31, 2026, as compared to 28 offerings launched in the three months ended January 31, 2026.

Payroll and payroll related expenses are expected to increase by $282,974, or approximately 35%, to $1,097,998 for the three months ended January 31, 2026, as compared to $815,024 during the three months ended January 31, 2025. The increase was attributed to the hiring of an AI specialist and a general counsel, in addition to salary increases for certain key positions, to assist with employee retention.

Consulting expenses are expected to increase by $204,477, or approximately 322%, to $268,032 for the three months ended January 31, 2026, from $63,555 during the three months ended January 31, 2025. The increase was primarily attributed to a new consultant hired for the tokenization of real world assets, and payments to our former CEO, who is consulting for us over a one-year period.

Interest expense is expected to increase by approximately $13,700 to $24,076, or approximately 132%, for the three months ended January 31, 2026, as compared to $10,376 during the three months ended January 31, 2025, due to default interest on retired notes.

During the three months ended January 31, 2026, the Company recognized $500,000 of insurance recovery proceeds, compared to none in the three months ended January 31, 2025. The proceeds relate to the partial resolution of an insurance claim.

In the nine months ended January 31, 2026, we expect to record $335,481 in funding portal revenue, consisting of portal fees of $171,771, listing fees of $95,809, and equity fees of $67,451, as compared to funding portal revenue of $465,437 in the nine months ended January 31, 2025, a decrease of approximately 39%, consisting of portal fees of $297,627, listing fees of $127,500 and equity fees of $39,694. The decrease in revenue was primarily attributed to a decrease in the number of issuers raising capital on the funding portal’s platform. New offerings launched amounted to 18 issuers in the nine months ended January 31, 2026, as compared to 64 issuers in the nine months ended January 31, 2025. 10 issuers successfully closed offerings in the nine months ended January 31, 2026, as compared to 25 issuers in the nine months ended January 31, 2025

Payroll and payroll related expenses are expected to increase by $1,046,563, or approximately 35%, to $3,747,881 for the nine months ended January 31, 2026, as compared to $2,701,318 during the nine months ended January 31, 2025. The increase was attributed to the hiring of an AI specialist and a general counsel, in addition to salary increases for certain key positions, to assist with employee retention.

Rent expense is expected to increase by $6,716, or approximately 11%, to $65,452 for the nine months ended January 31, 2026, as compared to $58,736 during the nine months ended January 31, 2025. The increase was primarily attributed to a new office-space agreement.

Consulting expenses are expected to increase by $188,137, or approximately 78%, to $428,718 for the nine months ended January 31, 2026 from $240,581 during the nine months ended January 31, 2025. The increase was primarily attributed to a new consultant hired for the tokenization of real world assets, and payments to our former CEO, who is consulting for us over a one-year period.

Interest expense is expected to increase by $41,906 to $72,347, or approximately 138%, for the nine months ended January 31, 2026, as compared to $30,441 during the nine months ended January 31, 2025. The increase resulted from short-term borrowings in April and May 2025 that were paid off in September 2025.

During the nine months ended January 31, 2026, the Company recognized $500,000 of insurance recovery proceeds, compared to none in the nine months ended January 31, 2025. The proceeds relate to the partial resolution of an insurance claim, and the Company expects to recognize additional proceeds in the fourth quarter of fiscal 2026 as the claim continues to be resolved.

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